SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom announces the sale of Lusomundo Serviços

Lisbon, Portugal, 28 February 2005 - Portugal Telecom, SGPS, S.A. (PT) announces that its Board of Directors approved today the sale by PT Group of Lusomundo Serviços, SGPS, S.A., including the 80.91% shareholding in Lusomundo Media, SGPS, S.A., through the execution of a promissory sale and purchase agreement with Controlinveste, SGPS, S.A.

The sale is conditional upon the non-opposition of the Portuguese Competition Authority (“Autoridade da Concorrência”), following a binding opinion of the Portuguese Media Authority (“Alta Autoridade para a Comunicação Social”).

The transaction assumes an enterprise value of Euros 300.4 million for 100% of Lusomundo Serviços SGPS, S.A. and 100% of all of its subsidiaries.

With a view to simplify the acquisition, prior to closing, PT will sell the 5.94% stake directly held in Lusomundo Media, SGPS, S.A. This stake was acquired from Fidelity Investments in 16 October 2003 for a consideration of Euros 9 million.

The proceeds for PT Multimedia will be equivalent to Euros 173.8 million, of which Euros 10.1 million will be paid to PT for the acquisition of the above mentioned 5.94% direct shareholding in Lusomundo Media, SGPS, S.A.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:     Nuno Prego, Investor Relations Director
                    nuno.prego@telecom.pt

                    Portugal Telecom
                    Tel.: +351 21 500 1701
                    Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTCO.IN and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2005

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.